February 26, 2010

VIA EDGAR AND
OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington D.C. 20549-7010
Attention:	Ms. Karen J. Garnett, Assistant Director Mr. Philip L. Rothenberg

Re:	Altin: Fund, Limited Partnership Request for Withdrawal of Registration Statement on Form S-1 Filed September 11, 2009 File No. 333-161889

Dear Ms. Garnett and Mr. Rothenberg:

          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Altin: Fund, Limited Partnership (the "Altin:Fund") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-161889), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on September 11, 2009.

          In light of market conditions, Altin:Fund has determined not to proceed with the offering described in the Registration Statement at this time. Altin:Fund confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, the Registration Statement was not declared effective by the Commission. Altin:Fund requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Altin:Fund's account to be offset against the filing fee for any future registration statement(s).

          It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, Altin:Fund receives notice from the Commission that this application will not be granted.

          If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Linda Paullin-Hebden, Esq. of Warner Norcross & Judd LLP, at (248) 784-5159.
Sincerely,

ALTIN:FUND, LIMITED PARTNERSHIP

By: ALTIN HOLDINGS, LLC, general partner

By:	/s/ Sebastian Lucido
Sebastian Lucido, President